UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)*

DENTSPLY INTERNATIONAL INC.
Common 249030107
December 31, 2012

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92835k103

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROWN BROTHERS HARRIMAN & CO.

13-4973745

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]

(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

New York

5. SOLE VOTING POWER

9,546,663

6. SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

9,546,663

8. SHARED DISPOSITIVE POWER

0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,546,663

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN

    SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

6.73%

12. TYPE OF REPORTING PERSON*

BK

Item 1 (a). Name of Issuer:

DENTSPLY INTERNATIONAL INC.

Item 1 (b). Address of issuer's principal executive offices:

221 West Philadelphia Street

York, PA 17405

United States

Item 2 (a). Name of persons filing:

Brown Brothers Harriman & Co.

Item 2(b). Address of principal business office:

140 Broadway

New York City, NY 10005

Item 2(c). Citizenship/Place of Organization:

Brown Brothers Harriman & Co., New York

Item 2(d). Title of class of securities:

COMMON (the "Shares")

Item 2(e). CUSIP Number:

249030107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [_] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [_] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership:

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the respective cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

BBH&Co. is a bank as defined in section 3(a)(6) of the Act and an Investment Adviser registered under the Investment Advisers Act of 1940. In the aforementioned capacities BBH&Co. provides investment advisory services to institutions and individuals. The shares to which this statement relates are owned directly by various accounts managed by BBH&Co. Such accounts have the right to receive dividends from, and the proceeds from the sale of, the shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Date: 12/31/12

BROWN BROTHERS HARRIMAN & CO.

By: /s/ Richard H. Witmer

_______________________________

Name: Richard H. Witmer

Title: Partner

RICHARD H. WITMER

By: /s/ Richard H. Witmer

_______________________________

Name: Richard H. Witmer, as Partner, Brown Brothers

Harriman & Co.

TIMOTHY E. HARTCH

By: /s/ Timothy E. Hartch

_______________________________

Name: Timothy E. Hartch, as Partner, Brown Brothers

Harriman & Co.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Disclaimer of Beneficial Ownership

The undersigned expressly declare that the filing of this Schedule shall not be construed as an admission that the undersigned are, for purpose of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13G.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 12/31/12

BROWN BROTHERS HARRIMAN & CO.

By: /s/ Richard H. Witmer

_______________________________

Name: Richard H. Witmer

Title: Partner

RICHARD H. WITMER

By: /s/ Richard H. Witmer

_______________________________

Name: Richard H. Witmer, as Partner, Brown Brothers

Harriman & Co.

TIMOTHY E. HARTCH

By: /s/ Timothy E. Hartch

_______________________________

Name: Timothy E. Hartch, as Partner, Brown Brothers

Harriman & Co.